BASIC ENERGY SERVICES, INC.
500 W. Illinois, Suite 100
Midland, Texas 79701
October 9, 2009
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Douglas Brown
Re:	Registration Statement on Form S-4 (No. 333-161693) of Basic Energy Services, Inc. and the Subsidiary Guarantors named therein.
Ladies and Gentlemen:
     On behalf of Basic Energy Services, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 11:00 a.m., Washington, D.C. time, on Wednesday, October 14, 2009, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours, Basic Energy Services, Inc.
By:	/s/ Alan Krenek
Alan Krenek
Senior Vice President, Chief Financial Officer, Treasurer and Secretary